UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SHOPKO STORES, INC.

(Name of the Issuer)

ShopKo Stores, Inc.
Badger Retail Holding, Inc.
Badger Acquisition Corp.
Goldner Hawn Johnson & Morrison Incorporated
Marathon Fund Limited Partnership V
Miltiades Limited Partnership
Marathon Ultimate GP, LLC
Jack W. Eugster

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

824911101

(CUSIP Number of Class of Securities)

ShopKo Stores, Inc.	Badger Retail Holding, Inc.	Jack W. Eugster
Attention: Steven R. Andrews, Esq.	Badger Acquisition Corp.	c/o ShopKo Stores, Inc.
700 Pilgrim Way	Goldner Hawn Johnson & Morrison Incorporated	700 Pilgrim Way
Green Bay, Wisconsin 54304	Marathon Fund Limited Partnership V	Green Bay, Wisconsin 54304
Telephone: (920) 429-2211	Miltiades Limited Partnership	Telephone: (920) 429-2211
Marathon Ultimate GP, LLC
c/o Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
Telephone: (612) 338-5912

(Name, Address and Telephone Number of Person Authorized To Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:
Thomas A. Cole, Esq. Dennis V. Osimitz, Esq. Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 Telephone: (312) 853-7000	Eileen T. Nugent, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000	James C. Melville, Esq. Kaplan Strangis & Kaplan, P.A. 5500 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Telephone: (612) 375-1138

       This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$735,981,173	$86,625

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (A) the product of 30,095,018 shares of ShopKo common stock multiplied by the merger consideration of $24.00 per share, plus (B) $13,700,740.75 expected to be paid upon cancellation of outstanding options.

**The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86,625
Form or Registration No.:	Schedule 14A
Filing Party:	ShopKo Stores, Inc.
Date Filed:	June 13, 2005

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Transaction
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Item 10. Source and Amounts of Funds or Other Consideration
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 13. Financial Information
Item 14. Person/Assets, Retained, Employed, Compensated or Used
Item 15. Additional Information
Item 16. Exhibits
EXHIBIT INDEX
Real Estate Debt Commitment Letter
Alternative Real Estate Loan Commitment Letter
Senior Debt Commitment Letter
Discussion Materials for the Board of Directors dated February 9, 2004
Discussion Materials for the Special Committee of the Board of Directors dated May 6, 2004
Discussion Materials for the Board of Directors dated May 26, 2004
Discussion Materials for the Special Committee of the Board of Directors dated August 25, 2004
Discussion Materials for the Special Committee of the Board of Directors dated September 1, 2004
Discussion Materials for the Special Committee of the Board of Directors dated October 27, 2004
Discussion Materials for the Special Committee of the Board of Directors dated April 2, 2005
Discussion Materials for the Special Committee of the Board of Directors dated April 7, 2005
Equity Commitment Letter

SCHEDULE 13E-3

Introduction

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) ShopKo Stores, Inc., a Wisconsin corporation (“ShopKo”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Badger Retail Holding, Inc., a Delaware corporation (“Badger Retail Holding”), (3) Badger Acquisition Corp., a Wisconsin corporation (“Badger Acquisition”), (4) Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm (“Goldner Hawn”), (5) Marathon Fund Limited Partnership V, a Delaware limited partnership (“Marathon”), (6) Miltiades Limited Partnership, a Delaware limited partnership (“Miltiades”), (7) Marathon Ultimate GP, LLC, a Delaware limited liability company (“Marathon Ultimate” and, together with Goldner Hawn, Marathon and Miltiades, the “GHJM Investors”), and (8) Mr. Jack W. Eugster (each a “Filing Person” and collectively, the “Filing Persons”).

     Pursuant to the Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Badger Acquisition and ShopKo (the “Merger Agreement”), Badger Acquisition will merge with and into ShopKo, with ShopKo continuing as the surviving corporation (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held as treasury shares or by any subsidiary of ShopKo, by Badger Retail Holding or by Badger Acquisition) will be converted into the right to receive $24.00 in cash. The Merger Agreement also provides that upon completion of the Merger, all options to acquire shares of Common Stock that are outstanding immediately prior to the effective time of the Merger, whether or not exercisable, will be canceled as of the effective time of the Merger in exchange for a cash payment. Pursuant to the Merger Agreement, each option holder will receive a payment equal to $24.00 times the number of shares of Common Stock subject to each option, less the aggregate exercise price of the option; provided, however, that immediately following the Merger Badger Retail Holding will cause ShopKo to pay to any optionee who would otherwise receive no payment or less than $100 in respect of an option grant a minimum payment of $100 with respect to any such option grant. All payments made in respect of options will be subject to applicable withholding taxes.

     As a result of the Merger, current shareholders of ShopKo, other than Jack W. Eugster, who will invest in the equity securities of Badger Retail Holding, and Shopko’s executive officers and certain other selected employees who will have an opportunity to invest up to $3 million (in the aggregate for all such persons) in the common equity of Badger Retail Holding and will be eligible to participate in the stock option plan of Badger Retail Holding, will cease to have ownership interests in ShopKo or rights as shareholders of ShopKo, and will not participate in any future earnings or growth of ShopKo or benefit from any appreciation in value of ShopKo.

     Concurrently with the filing of this Statement, ShopKo is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of the shareholders of ShopKo at which the shareholders of ShopKo will consider and vote upon the proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. At the special meeting, the approval of the Merger Agreement requires the affirmative vote of shareholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date.

     The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

     All information contained in, or incorporated by reference into, this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including ShopKo, takes responsibility for the accuracy of any information not supplied by such Filing Person.

     The filing of this Statement will not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that ShopKo is “controlled” by or under common “control” with any other Filing Person or that any other Filing Person is an “affiliate” of ShopKo within the meaning of Rule 13e-3 of the Exchange Act. Each of Badger Retail Holding, Badger Acquisition and each of the GHJM Investors do not believe it is required to file this Statement, but has filed it in light of its relationship with management participants in the proposed transaction and the fact that it has noticed that in several instances involving similar transactions, persons similarly situated to it have filed a Schedule 13E-3.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. ShopKo’s name and the address and telephone number of its principal executive offices are as follows:

ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, Wisconsin 54304
(920) 429-2211

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting – Record Date and Voting Information”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Markets and Market Price” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Markets and Market Price” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Transactions in ShopKo Common Stock – Purchases” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties Involved in the Proposed Transaction”

“Directors and Executive Officers”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties Involved in the Proposed Transaction”

“Directors and Executive Officers”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Parties Involved in the Proposed Transaction”

“Directors and Executive Officers”

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“The Special Meeting”

“Special Factors”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Terms of the Merger Agreement – Consideration to be Received Pursuant to the Merger; Treatment of Stock Options”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – No Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated shareholders access to the respective corporate files or any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Past Contacts, Transactions, Negotiations and Agreements”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger: Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Financing”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Amendment to ShopKo’s Rights Agreement”

“Terms of the Merger Agreement”

“Past Contacts, Transactions, Negotiations and Agreements”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger: Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Amendment to ShopKo’s Rights Agreement”

“Terms of the Merger Agreement”

“Security Ownership of Certain Beneficial Owners and Management”

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

“Terms of the Merger Agreement – Payment for ShopKo Common Stock in the Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Financing”

“Special Factors – Debt Tender Offer”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Amendment to ShopKo’s Rights Agreement”

“Terms of the Merger Agreement”

“Markets and Market Price”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors – Position of the GHJM Investors as to the Fairness of the Merger”

“Special Factors – Position of Mr. Jack W. Eugster as to the Fairness of the Merger”

“Special Factors – Position of Badger Retail Holding and Badger Acquisition as to the Fairness of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Considerations Relating to the Proposed Merger”

“Special Factors – Financing”

“Special Factors – Debt Tender Offer”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Estimated Fees and Expenses of the Merger”

“Special Factors – Material U.S. Federal Income Tax Consequences ”

“Special Factors – No Dissenters’ Rights”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Position of the GHJM Investors as to the Fairness of the Merger”

“Special Factors – Position of Mr. Jack W. Eugster as to the Fairness of the Merger”

“Special Factors – Position of Badger Retail Holding and Badger Acquisition as to the Fairness of the Merger”

“Special Factors — Financial Projections”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Position of the GHJM Investors as to the Fairness of the Merger”

“Special Factors – Position of Mr. Jack W. Eugster as to the Fairness of the Merger”

“Special Factors – Position of Badger Retail Holding and Badger Acquisition as to the Fairness of the Merger”

“Special Factors — Financial Projections”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“The Special Meeting – Record Date and Voting Information”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) Report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board

of Directors; Fairness of the Merger”

“Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005

(b) Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated”

Appendix B – Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of ShopKo common stock or any representative who has been designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purposes, Reasons and Plans for ShopKo after the Merger”

“Special Factors – Financing”

“Special Factors – Debt Tender Offer”

“Special Factors – Estimated Fees and Expenses of the Merger”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Financing”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Financing”

“Special Factors – Estimated Fees and Expenses of the Merger”

“Terms of the Merger Agreement”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Financing”

Appendix A – Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Transactions in ShopKo Common Stock” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting – Record Date and Voting Information”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee and of Our Board of Directors; Fairness of the Merger”

Item 13. Financial Information.

Regulation M-A Item 1010

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Historical Financial Data”

“Where Shareholders Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14. Person/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“The Special Meeting – Expenses of Proxy Solicitation”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee of Our Board of Directors; Fairness of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

“Special Factors – Estimated Fees and Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“The Special Meeting – Expenses of Proxy Solicitation”

“Special Factors – Background of the Merger”

“Special Factors – Reasons for the Merger; Recommendations of the Special Committee of Our Board of Directors; Fairness of the Merger”

“Special Factors – Interests of ShopKo Directors and Executive Officers in the Merger”

Item 15. Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information set forth in the Proxy Statement and the appendices thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(1)	Letter to Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(a)(2)	Notice of Special Meeting of Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(a)(3)	Preliminary Proxy Statement of ShopKo Stores, Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(b)(1)	Real Estate Debt Commitment Letter, dated April 6, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated

(b)(2)	Alternative Real Estate Loan Commitment Letter, dated June 10, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated

(b)(3)	Senior Debt Commitment Letter, dated April 7, 2005, among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated and Waiver Letter, dated June 10, 2005, by and among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 7, 2005 incorporated herein by reference to Appendix B of the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(c)(2)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated February 9, 2004

(c)(3)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated May 6, 2004

(c)(4)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated May 26, 2004

(c)(5)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., August 25, 2004

(c)(6)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 1, 2004

(c)(7)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated October 27, 2004

(c)(8)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 2, 2005

(c)(9)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 7, 2005

(d)(1)	Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc., incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(d)(2)	Equity Commitment Letter, dated April 7, 2005, among Marathon Fund Limited Partnership V, Jack W. Eugster, Badger Retail Holding, Inc. and Badger Acquisition Corp.

(f)	None

(g)	None

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 13, 2005

SHOPKO STORES, INC.
By:	/s/ STEVEN R. ANDREWS
Name:	Steven R. Andrews
Title:	Senior Vice President

BADGER RETAIL HOLDING, INC.
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	President and Chief Executive Officer

BADGER ACQUISITION CORP.
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	President and Chief Executive Officer

GOLDNER HAWN JOHNSON & MORRISON INCORPORATED
By:	/s/ MICHAEL S. ISRAEL
Name:	Michael S. Israel
Title:	Managing Director

MARATHON FUND LIMITED PARTNERSHIP V
By:	MILTIADES LIMITED PARTNERSHIP
Its:	General Partner
By:	MARATHON ULTIMATE GP, LLC
Its:	General Partner
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Manager

MILTIADES LIMITED PARTNERSHIP
By:	MARATHON ULTIMATE GP, LLC
Its:	General Partner
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Manager

MARATHON ULTIMATE GP, LLC
By:	/s/ MICHAEL T. SWEENEY
Name:	Michael T. Sweeney
Title:	Manager

JACK W. EUGSTER
/s/ JACK W. EUGSTER

EXHIBIT INDEX

(a)(1)	Letter to Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(a)(2)	Notice of Special Meeting of Shareholders of ShopKo Stores, Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(a)(3)	Preliminary Proxy Statement of ShopKo Stores, Inc., incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(b)(1)	Real Estate Debt Commitment Letter, dated April 6, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated

(b)(2)	Alternative Real Estate Loan Commitment Letter, dated June 10, 2005, between Bank of America, N.A. and Goldner Hawn Johnson & Morrison Incorporated

(b)(3)	Senior Debt Commitment Letter, dated April 7, 2005, among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated and Waiver Letter, dated June 10, 2005, by and among Bank of America, N.A., Back Bay Capital Funding LLC, Banc of America Securities LLC and Goldner Hawn Johnson & Morrison Incorporated

(c)(1)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated April 7, 2005 incorporated herein by reference to Appendix B of the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(c)(2)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated February 9, 2004

(c)(3)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated May 6, 2004

(c)(4)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Board of Directors of ShopKo Stores, Inc., dated May 26, 2004

(c)(5)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., August 25, 2004

(c)(6)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated September 1, 2004

(c)(7)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated October 27, 2004

(c)(8)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 2, 2005

(c)(9)	Discussion Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for the Special Committee of the Board of Directors of ShopKo Stores, Inc., dated April 7, 2005

(d)(1)	Agreement and Plan of Merger, dated as of April 7, 2005, by and among Badger Retail Holding, Inc., Badger Acquisition Corp. and ShopKo Stores, Inc., incorporated herein by reference to Appendix A of the Preliminary Proxy Statement on Schedule 14A filed by ShopKo Stores, Inc. with the Securities and Exchange Commission on June 13, 2005

(d)(2)	Equity Commitment Letter, dated April 7, 2005, among Marathon Fund Limited Partnership V, Jack W. Eugster, Badger Retail Holding, Inc. and Badger Acquisition Corp.

(f)	None

(g)	None